EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report – Approval of Settlement – D.B.S.

Further to the description in Section 5.19.1 (subsection a) of the chapter containing a description of the Company’s business affairs in its 2015 periodic report (“Barnea Report”) regarding a claim together with a class action certification motion which was filed against the subsidiary, D.B.S. Satellite Services (1998) Ltd. (“D.B.S.”) on grounds that D.B.S. disconnected customers from Channel 5+ and reconnected only those customers who sent it a request to be reconnected, and continued to collect payment for the channel even from customers who did not contact the Company and were therefore not reconnected, the Company hereby provides notification that on November 3, 2016, the Company was notified by D.B.S. of a ruling approving the settlement that was signed by the parties, as part of which D.B.S. would give each of the class members a bonus equal to approximately NIS 90, or an aggregate of NIS 14 million for the entire class (when fully realized).

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.